Exhibit 99.1

 Seanergy Maritime Holdings Corp. Reports Financial Results for the Fourth Quarter and Twelve Months Ended December 31, 2019

Highlights of the Fourth Quarter of 2019:

▪	Net revenues: $27.8 million in Q4 2019, compared to $27.0 million in Q4 2018

▪	Net Income: $3.1 million in Q4 2019, as compared to a net loss of $3.2 million in Q4 2018

▪	EBITDA[1]: $11.9 million in Q4 2019, up by 102% from $5.9 million in Q4 2018

▪	TCE[1]: $22,935 in Q4 2019, as compared to $15,312 in Q4 2018

Highlights of Full Year 2019:

▪	Net revenues: $86.5 million in 2019, compared to $91.5 million in 2018

▪	Net Loss: $11.7 million in 2019, as compared to a net loss of $21.1 million in 2018

▪	EBITDA[1]: $23.8 million in 2019, as compared to $15.7 million in 2018

▪	6-month additional extension to regain compliance with NASDAQ’s minimum bid price requirement

February 13, 2020 - Athens, Greece - Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP) announced today its financial results for the fourth quarter and twelve months ended December 31, 2019.

For the quarter ended December 31, 2019, the Company generated net revenues of $27.8 million, representing a 3% increase compared to the corresponding quarter of 2018. The time charter equivalent (“TCE”)1 earned during the fourth quarter of 2019 was $22,935, increased by 50% from $15,312 in the fourth quarter of 2018 while fleet operating days were 9% lower due to the dry-docking of three vessels. The Company recorded net income of $3.1 million compared to a net loss of $3.2 million in the same quarter of 2018.

For the twelve-month period ended December 31, 2019, net revenues amounted to $86.5 million, a 5% decrease compared to $91.5 million in the same period in 2018, which is mainly attributable to a 13% reduction in operating days following the sale of two Supramax vessels in the previous year. The TCE1 earned during 2019 was $14,694, representing a 12% increase from $13,156 in 2018. The average daily operating expenses (“OPEX”) of the fleet for the twelve-month period of 2019 was $5,172, in line with the respective figure for 2018 of $5,198.

Cash and cash-equivalents, including restricted cash, as of December 31, 2019 stood at $14.6 million, compared to $7.4 million as of December 31, 2018. Shareholders’ equity at the end of the fourth quarter of 2019 was $29.9 million, compared to $21.3 million at the end of the fourth quarter of 2018.

First Quarter 2020 TCE Guidance:

As of the date of this release, in the first quarter of 2020 so far, approximately 90% of our fleet operating days have been fixed at a TCE of approximately $10,0002.

Spot estimates are provided using the load-to-discharge method of accounting. Load-to-discharge accounting recognizes revenues over fewer days as opposed to the discharge-to-discharge method of accounting used prior to 2018, resulting in higher rates for these days and only voyage expenses being recorded in the ballast days. Over the duration of the voyage (discharge-to-discharge) there is no difference in the total revenues and costs to be recognized. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE will be reduced accordingly.

1 EBITDA and Time Charter Equivalent (“TCE”) rate are non-GAAP measures. Please see the reconciliation below of EBITDA to Net Income/ (Loss) and TCE rate to Net revenues from vessels, in each case the most directly comparable U.S. GAAP measure.

2 For vessels on index-linked T/Cs, the TCE assumed for the remaining operating days is equal to the FFA rate for the respective period.

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Stamatis Tsantanis, the Company’s Chairman and Chief Executive Officer, stated:

“In 2019 the positive Capesize market trend from previous years remained in place, despite the high volatility seen during the year. This was reflected in the daily earnings of our fleet, which have marked consecutive year-on-year improvements over the last 3 years. The average time charter equivalent of our vessels in the fourth quarter of the year was $22,935, outperforming the average daily time charter rate of the Baltic Capesize Index for the same period, which stood at $22,184. In the second half of 2019, Seanergy achieved profitability over the course of two consecutive quarters and a significant increase in EBITDA, which demonstrates the operating leverage of Seanergy close to mid-cycle levels.

The present condition of the freight market is attributable to multiple factors such as the fuel price adjustment in the Baltic Exchange indices, the heavy rain season and floodings in Brazil, as well as the coronavirus outbreak in the midst of the Chinese New Year celebrations. Looking beyond the current weakness, we envisage 2020 to be a positive year. Brazilian iron ore exports are expected to ramp up considerably as per Vale’s guidance from the reduced levels of 2019, while China’s steel production, supported by growth in real-estate and infrastructure projects, could experience a growth rate of up to 7% in the year to compensate for the weaker first quarter. Additionally, fuel prices are reducing from the transitional period of IMO 2020 implementation in January, which makes our spot voyages more profitable. As a result, the long-term positive trend in the Capesize market is expected to continue.

Furthermore, as regards Seanergy’s scrubber installation program, five exhaust-gas cleaning system installations scheduled for 2019 were completed in timely fashion and the vessels have been delivered to their charterers under long-term time charters. We are pleased to view our charterers as strategic partners that are willing to invest in our vessels in ways that increase the commercial and market value of our fleet during a time of heightened uncertainty concerning environmental regulations. We also proactively procured sufficient quantity of compliant fuel (MGO) at competitive pricing early in the second half of 2019 in order to cover the needs of our five non-scrubber fitted vessels for the majority of the first quarter of 2020, ensuring the seamless compliance of the Company’s non-scrubber fitted vessels with the IMO 2020 regulation while providing for a natural hedge against the adverse movements in the price of compliant fuel oil.

Moreover, I would like to stress that seven out of our ten vessels went through dry-docking in 2019, incurring 233 repair days as compared to only 13 days in dry-dock during 2018, which significantly limited our fleet’s earning capacity in 2019. Following our Company’s particularly heavy dry-docking schedule in 2019 we expect to see minimal such disruptions in 2020, which will further improve cash generation and profitability.

Finally, we recently received from NASDAQ an additional six months extension in relation to the bid price deficiency, thus moving the curing period to mid-July 2020.”

Company Fleet:

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment	Earliest/latest re-delivery
Partnership	Capesize	179,213	2012	Hyundai	Yes	T/C Index Linked (1)	Jun 2022/Oct 2022
Championship (2)	Capesize	179,238	2011	Sungdong	Yes	T/C Index Linked (3)	Nov 2023
Lordship	Capesize	178,838	2010	Hyundai	Yes	T/C Index Linked (4)	May 2022/Sept 2022
Premiership	Capesize	170,024	2010	Sungdong	Yes	T/C Index Linked (5)	Nov 2022/May 2023
Squireship	Capesize	170,018	2010	Sungdong	Yes	T/C Index Linked (5)	Dec 2022/June 2023
Fellowship	Capesize	179,701	2010	Daewoo	No	Spot
Knightship (6)	Capesize	178,978	2010	Hyundai	No	Spot
Geniuship	Capesize	170,058	2010	Sungdong	No	Spot
Gloriuship	Capesize	171,314	2004	Hyundai	No	Spot
Leadership	Capesize	171,199	2001	Koyo – Imabari	No	Spot

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(1)	Chartered by a major European utility and energy company in September 2019 for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The daily time charter hire is based on the Baltic Capesize Index (“BCI”). In addition, the Company has the option to convert to a fixed rate for a period ranging between three and 12 months, based on the prevailing Capesize Forward Freight Agreement Rate (“FFA”) for the selected period.
(2)	Sold to and leased back on a bareboat basis from a leading American commodities trader in November 2018 for a five-year period. The Company has a purchase obligation at the end of the five-year period and the option to repurchase the vessel at any time throughout the bareboat charter.
(3)	Chartered by a leading American commodities trader in November 2018 for a period of five years, with an additional period of about 24 to about 27 months at charterer’s option. The daily time charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize FFA for the selected period.
(4)	Chartered by a major European utility and energy company in August 2019 for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The daily time charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period ranging between three and 12 months, based on the prevailing Capesize FFA for the selected period.
(5)	Both vessels are chartered by a major commodity trading company for a period of 36 to 42 months with two optional periods of 11 to 13 months each. The daily time charter hires are based on the BCI.
(6)	Sold to and leased back on a bareboat basis from a major Chinese leasing institution in June 2018 for an eight-year period. The Company has a purchase obligation at the end of the eight-year period and the option to repurchase the vessel at any time following the second anniversary of the delivery under the bareboat charter.

Fleet Data:

(U.S. Dollars in thousands)

	Q4 2019	Q4 2018	FY 2019	FY 2018
Ownership days (1)	920	928	3,650	3,931
Available days (2)	838	924	3,417	3,918
Operating days (3)	835	914	3,393	3,902
Fleet utilization (4)	90.8%	98.5%	93.0%	99.3%
TCE rate (5)	$22,935	$15,312	$14,694	$13,156
Daily Vessel Operating Expenses (6)	$5,584	$5,557	$5,172	$5,198

(1)	Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in under sale and lease back transactions.
(2)	Available days are the number of ownership days less the aggregate number of days that the vessels are off-hire due to dry-dockings, special and intermediate surveys, or lay-up days.
(3)	Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days includes the days that our vessels are in ballast voyages without having finalized agreements for their next employment. The following table breaks down the off hires for the fourth quarter and twelve months ended December 31, 2019:

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	Q4 2019	Q4 2018	FY 2019	FY 2018
Ownership Days	920	928	3,650	3,931
Scrubber installation – incurred by the fleet	14	-	64	-
Scrubber installation – compensated / to be compensated* by charterer	40	-	80	-
Total Scrubber installation (a)	54	-	144	-
Scheduled maintenance (incl. BWTS) (b)	28	4	89	13
Total Scheduled Off-Hires (a + b)	82	4	233	13
Available Days	838	924	3,417	3,918
Other Off-hires	3	10	24	16
Operating Days	835	914	3,393	3,902

*Compensated off hires reflect yard days incurred in connection with the Company's scrubber installation program in cooperation with certain charterers. Respective off hire days were compensated through lump sum payments or will be compensated through fixed premiums over the respective charter hire.

(4)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.
(5)	TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of the Company’s vessels and in evaluating their financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q4 2019	Q4 2018	FY 2019	FY 2018
Net revenues from vessels	27,769	26,991	86,499	91,520
Less: Voyage expenses	8,618	12,996	36,641	40,184
Net operating revenues	19,151	13,995	49,858	51,336
Operating days	835	914	3,393	3,902
TCE rate	22,935	15,312	14,694	13,156

(6)	Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q4 2019	Q4 2018	FY 2019	FY 2018
Vessel operating expenses	5,137	5,466	18,980	20,742
Less: Pre-delivery expenses	-	309	104	309
Vessel operating expenses before pre-delivery expenses	5,137	5,157	18,876	20,433
Ownership days	920	928	3,650	3,931
Daily Vessel Operating Expenses	5,584	5,557	5,172	5,198

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Net Income / (Loss) to EBITDA Reconciliation:

(In thousands of U.S. Dollars)

	Q4 2019	Q4 2018	FY 2019	FY 2018
Net income / (loss)	3,098	(3,186)	(11,698)	(21,058)
Add: Net interest and finance cost	5,623	6,353	23,632	25,213
Add: Depreciation and amortization	3,199	2,721	11,860	11,510
Add: Taxes	22	27	54	16
EBITDA	11,942	5,915	23,848	15,681

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP.

EBITDA is presented as we believe that this measure is useful to investors as a widely used means of evaluating operating profitability. EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q4 2019	Q4 2018	FY 2019	FY 2018
Interest and finance costs, net	(5,623)	(6,353)	(23,632)	(25,213)
Add: Amortization of deferred finance charges	104	389	978	1,117
Add: Amortization of convertible note beneficial conversion feature	1,021	1,004	3,713	4,339
Add: Amortization of other deferred charges	1,455	63	3,907	63
Add: Cash interest waived - related party	-	-	1,164	-
Cash interest and finance costs	(3,043)	(4,897)	(13,870)	(19,694)

Fourth Quarter and Recent Developments:

Update on Number of Shares Issued and Outstanding

As of February 13, 2020, the Company has 26,899,939 shares of common stock, par value $0.0001 per share, issued and outstanding. On November 13, 2019 the Class C Warrants six-month exercise period expired. Out of the 4,830,000 Class C Warrants issued on the public offering of May 13, 2019, 4,770,500 Class C Warrants were exercised within the relevant period, while the remaining 59,500 have expired pursuant to their terms. Therefore, no further changes in the number of shares issued and outstanding will arise as a result of exercise of the Class C Warrants. As regards the 4,830,000 outstanding Class B Warrants, on December 13, 2019 their exercise price was adjusted to $1.00 per share.

Scrubber Installations

In line with the Company’s strategic plan towards IMO 2020, five vessels that were scheduled to be fitted with scrubbers during 2019 have successfully completed the installations within the initial schedule and have commenced employment under the underlying long-term time charters. Specifically, during the fourth quarter of 2019 the dry-docking surveys and scrubber installations of the M/V Championship, the M/V Squireship and the M/V Premiership were completed and the vessels were delivered to their respective charterers.

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Nasdaq Capital Market Notice

On July 15, 2019, the Company was provided with 180 calendar days, or until January 13, 2020, to regain compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market. On January 14, 2020 the Company was granted an additional 6-month period, or until July 13, 2020 to regain compliance. The Company intends to monitor the closing bid price of its common stock between now and July 13, 2020 and is considering its options in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. This deficiency can be cured, if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period.

ESG Practices

The Company has conceived and implemented in cooperation with the charterer of the M/V Championship one of the few ESG, or Environmental Social Governance initiatives that have actually materialized in the industry to date. Pursuant to this initiative, the EVDI, or Existing Vessel Design Index, of the vessel was upgraded. In addition, various Energy Saving Devices including a Mewis Duct, LED lights and variable frequency drives for sea water pumps, or VFDs, which facilitate efficient slow steaming, were installed on the vessel resulting in additional energy savings of approximately 5-7%. As a result, the vessel’s carbon footprint is expected to be significantly reduced.

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Seanergy Maritime Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of U.S. Dollars)

	December 31, 2019	December 31, 2018*
ASSETS
Cash and restricted cash	14,554	7,444
Vessels, net	253,781	243,214
Other assets	14,216	16,904
TOTAL ASSETS	282,551	267,562

LIABILITIES AND STOCKHOLDERS’ EQUITY
Bank debt and other financial liabilities	183,066	195,221
Convertible notes	14,608	11,124
Due to related parties	24,237	19,349
Other liabilities	30,782	20,565
Stockholders’ equity	29,858	21,303
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	282,551	267,562

* Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

(In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2019	2018	2019	2018
Revenues:
Vessel revenue, net	27,769	26,991	86,499	91,520
Expenses:
Voyage expenses	(8,618)	(12,996)	(36,641)	(40,184)
Vessel operating expenses	(5,137)	(5,466)	(18,980)	(20,742)
Management fees	(247)	(250)	(989)	(1,042)
General and administrative expenses	(1,798)	(1,953)	(5,989)	(6,500)
Depreciation and amortization	(3,199)	(2,721)	(11,860)	(11,510)
Impairment loss	-	(389)	-	(7,267)
Operating income	8,770	3,216	12,040	4,275
Other expenses:
Interest and finance costs, net	(5,623)	(6,353)	(23,632)	(25,213)
Other, net	(49)	(49)	(106)	(120)
Total other expenses, net:	(5,672)	(6,402)	(23,738)	(25,333)
Net income / (loss)	3,098	(3,186)	(11,698)	(21,058)

Net income / (loss) per common share, basic	0.12	(1.21)	(0.76)	(8.40)
Weighted average number of common shares outstanding, basic	26,795,345	2,630,419	15,332,755	2,507,087

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About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of 10 Capesize vessels, with a cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of about 10.9 years.

The Company is incorporated in the Republic of the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Capital Link, Inc.

Judit Csepregi

230 Park Avenue Suite 1536

New York, NY 10169

Tel: (212) 661-7566

E-mail: seanergy@capitallink.com

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